# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Sotherly Hotels Inc., CIK 0001301236
CUSIP: 83600C103
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 306 South Henry Street, Suite 100, Williamsburg, Virginia (VA), 23185
Date of event which requires filing of this statement: 11/14/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001460559
Persons authorized to receive notices and communications: Rollins Capital Partners, LP, 600 Congress Ave 14th Fl, Austin, Texas (TX), 78701, 573-239-9015

## Reporting persons
- ROLLINS CAPITAL PARTNERS LP (CIK 0001460559): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,907,000; sole dispositive power 0; shared dispositive power 1,907,000; aggregate amount beneficially owned 1,907,000 (9.3% of the class)
  Comment: Based upon 20,490,501 shares of Common Stock of the Issuer outstanding as of August 12, 2025, as disclosed in the Form 10-Q filed by the Issuer with the U.S. Securities and Exchange Commission on August 14, 2025.
  
  Regarding item 14 above: The SEC website indicates that RCM is the only investment adviser.
- Rollins Capital Management, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,907,000; sole dispositive power 0; shared dispositive power 1,907,000; aggregate amount beneficially owned 1,907,000 (9.3% of the class)
  Comment: Based upon 20,490,501 shares of Common Stock of the Issuer outstanding as of August 12, 2025, as disclosed in the Form 10-Q filed by the Issuer with the U.S. Securities and Exchange Commission on August 14, 2025.
- Rollins Capital, LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,907,000; sole dispositive power 0; shared dispositive power 1,907,000; aggregate amount beneficially owned 1,907,000 (9.3% of the class)
  Comment: Based upon 20,490,501 shares of Common Stock of the Issuer outstanding as of August 12, 2025, as disclosed in the Form 10-Q filed by the Issuer with the U.S. Securities and Exchange Commission on August 14, 2025.
- John A. Wright: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,907,000; sole dispositive power 0; shared dispositive power 1,907,000; aggregate amount beneficially owned 1,907,000 (9.3% of the class)
  Comment: Based upon 20,490,501 shares of Common Stock of the Issuer outstanding as of August 12, 2025, as disclosed in the Form 10-Q filed by the Issuer with the U.S. Securities and Exchange Commission on August 14, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Sotherly Hotels Inc.
Address of issuer's principal executive offices: 306 South Henry Street, Suite 100, Williamsburg, Virginia (VA), 23185

## Item 2. Identity and Background
Name of person filing:
This statement is jointly filed by and on behalf of the following persons (collectively, the "Reporting Persons"):
Rollins Capital Partners, LP ("RCP") - Delaware limited partnership
Rollins Capital LLC ("RC") - Delaware limited liability company and general partner of RCP
Rollins Capital Management LLC ("RCM") - Delaware limited liability company and investment manager of RCP
John A. Wright - U.S. citizen, sole managing member of RC and RCM

The Reporting Persons have entered into a Joint Filing Agreement, dated November 14, 2025, a copy of which is filed with this Schedule 13D as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this statement and any subsequent amendments hereto jointly.
Residence or business address: 600 Congress Street, 14th Floor, Austin, Texas 78701
Present principal occupation or employment: Each of the Reporting Persons is engaged in the business of investing. This Schedule 13D relates to the Common Stock of the Issuer held by RCP. The principal business of RCM is providing investment advice as an investment adviser and serving as investment manager to RCP [and other investment advisory clients]. [As such, RCM has been granted investment discretion over portfolio investments, including the Common Stock of the Issuer, held by or for the account of RCP, including voting and discretionary decisions.] RC serves as general partner of RCP. Mr. Wright is the sole managing member of each of RC and RCM.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: RCP is organized as a limited partnership under the laws of the State of Delaware. RC is organized as a limited liability company under the laws of the State of Delaware. RCM is organized as a limited liability company under the laws of the State of Delaware. Mr. Wright is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The aggregate purchase price of the shares of Common Stock reported herein, all of which were purchased and are held by RCP, was approximately $2,852,734.86. All funds used to acquire the shares of Common Stock were provided by the working capital of RCP (from funds under management). No borrowed funds were used to purchase the shares of Common Stock.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the shares of the Issuer's Common Stock reported herein and shares of the Issuer's Preferred Stock for investment purposes in the ordinary course of business prior to December 31, 2024. The Reporting Persons acquired such securities because they believed that such securities, when purchased, represented an attractive long-term investment opportunity.

On October 24, 2025, the Issuer, KW Kingfisher LLC, a Delaware limited liability company ("Parent"), and Sparrows Nest LLC, a Maryland limited liability company and wholly owned subsidiary of Parent ("Merger Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement"). The Merger Agreement provides, upon the terms and subject to the conditions set forth therein, for a merger (the "Merger") between Merger Sub and the Issuer, with the Issuer surviving as a wholly owned subsidiary of Parent and the shares of the Issuer's Common Stock converting into the right to receive a specified cash payment and the shares of the Issuer's Preferred Stock either converting into the right to receive a specified cash payment or remaining outstanding following the Merger.

The Reporting Persons believe that the net value of the Issuer's property portfolio, if operated in a private context, is greater than the announced merger consideration. Accordingly, the Reporting Persons plan to explore potential alternatives to the Merger, which may include formulating an alternative acquisition proposal (either alone or in partnership with another hotel investor group(s)) and/or initiating discussions with other potential acquirers of the Issuer. The Reporting Persons may also seek to have discussions with officers and directors of the Issuer or Parent, and/or with other significant stockholders of the Issuer, relating to the Merger and potential alternatives to the Merger.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis, taking into account the Merger Agreement. Depending on various factors including, without limitation, the Issuer's financial position, the terms of the Merger Agreement, a potential superior offer, the market price levels of the Issuer's equity securities, conditions in the securities markets, and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investment in the Issuer as they deem appropriate.

Except as otherwise set forth herein, the Reporting Persons do not have any present plans or proposals which would relate to, or result in, the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. However, subject to market conditions and in compliance with applicable securities laws, the Reporting Persons reserve the right, at a later date, to take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation: exchanging information with the Issuer, Parent or other third parties; proposing changes in the Issuer's operations, management, board of directors, governance or capitalization; acquiring additional securities of the Issuer or disposing of some or all of the securities beneficially owned by them, in public or private transactions; submitting a competing proposal either alone or in combination with one or more other strategic partners or encouraging others to do so; or otherwise changing the Reporting Persons' intentions with respect to any and all matters referred to in this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Each of the Reporting Persons may be deemed to beneficially own 1,907,000 shares of Common Stock of the Issuer. Such amount of beneficial ownership represents approximately 9.3% of the shares of Common Stock outstanding, based on 20,490,501 shares of Common Stock outstanding as of August 12, 2025, based on information disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on August 14, 2025. RCP is the direct beneficial owner of the shares of Common Stock covered by this statement. RCM is the investment manager of RCP and may be deemed to have indirect beneficial ownership of securities owned by RCP. RC is the general partner of RCP and may be deemed to have indirect beneficial ownership of securities owned by RCP. Mr. Wright is the sole managing member of each of RC and RCM and may be deemed to have indirect beneficial ownership of securities owned by RC and RCM. The filing of this statement should not be construed as an admission that any Reporting Person is, for purposes of Section 13 of the Act, the beneficial owner of the shares of Common Stock reported herein.
Number of shares as to which each person has sole or shared power to vote or dispose: Items 7 through 10 of each of the cover pages of this Schedule 13D are incorporated by reference herein.
Transactions in the class effected during the past sixty days: No Reporting Person has effected any transactions in the shares of Common Stock in the 60 days preceding the date hereof.
Other persons with the right to receive dividends or sale proceeds: The disclosure regarding the relationship between the Reporting Persons in Item 5(a) of this Schedule 13D is incorporated herein by reference. The limited partners of RCP have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held by RCP in accordance with their respective limited partnership interests.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 5 of this Schedule 13D is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 Joint Filing Agreement by and among the Reporting Persons.

## Signatures
- ROLLINS CAPITAL PARTNERS LP: Rollins Capital LLC, General Partner (11/14/2025)
- ROLLINS CAPITAL PARTNERS LP: John A. Wright, Sole Managing Member (11/14/2025)
- Rollins Capital Management, LLC: John A. Wright, Sole Managing Member (11/14/2025)
- Rollins Capital, LLC: John A. Wright, Sole Managing Member (11/14/2025)
- John A. Wright: John A. Wright, Individual (11/14/2025)